

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2017

Stephen P. Bramlage, Jr.
Chief Financial Officer
Aramark
Aramark Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

> **Re: Aramark**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 23, 2016**
> **Form 8-K**
> **Furnished on November 15, 2016**
> **File No. 001-36223**

Dear Mr. Bramalage:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure